Exhibit 99.8
THOMSON REUTERS

AUDIT COMMITTEE CHARTER

Adopted effective
March 3, 2009

TABLE OF CONTENTS

1.	PURPOSE	1
2.	MEMBERS	1
3.	RESPONSIBILITIES	1
4.	COMPLAINTS PROCEDURE	7
5.	REPORTING	7
6.	REVIEW AND DISCLOSURE	8
7.	ASSESSMENT	8
8.	MEETINGS	8
9.	CHAIR	8
10.	REMOVAL AND VACANCIES	8
11.	ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS	8
12.	DEFINITIONS	9

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THOMSON REUTERS

AUDIT COMMITTEE CHARTER

1.	PURPOSE

The Audit Committee is responsible for assisting the Thomson Reuters Board in fulfilling its oversight responsibilities in relation to:

•	the integrity of Thomson Reuters’ financial statements and other financial information relating to Thomson Reuters;

•	Thomson Reuters’ compliance with risk management, and legal and regulatory requirements;

•	the qualifications, independence and performance of Thomson Reuters’ auditor;

•	the adequacy and effectiveness of Thomson Reuters’ internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of Thomson Reuters’ internal audit function; and

•	any additional matters delegated to the Audit Committee by the Thomson Reuters Board.

2.	MEMBERS

The Thomson Reuters Board must appoint a minimum of three and a maximum of five directors to be members of the Audit Committee. The members of the Audit Committee are selected by the Thomson Reuters Board on the recommendation of the Corporate Governance Committee. All members of the Audit Committee must meet the criteria for independence contained in applicable law and stock exchange rules and requirements.

Every member of the Audit Committee must be Financially Literate. In addition, the Thomson Reuters Board will determine and publicly disclose whether at least one member meets applicable tests for accounting or related financial management expertise within the meaning of NYSE, Nasdaq and UK Combined Code provisions, including whether that member is an Audit Committee Financial Expert.

Members of the Audit Committee may not serve on more than two other public company audit committees except with the prior approval of the Thomson Reuters Board.

3.	RESPONSIBILITIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties that are otherwise required by applicable law or stock exchange rules and requirements or are delegated to the Audit Committee by the Thomson Reuters Board.

(a)   Appointment and Review of the Auditor

The auditor is accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for Thomson Reuters’ relationship with the auditor.  Specifically, the Audit Committee will:

•	select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

•	review and approve the auditor’s engagement letter;

•
after seeking and taking into account the views of senior management and the officer in charge of internal audit, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner;

•	oversee the auditor’s work, including investigating and resolving any disagreements between senior management and the auditor regarding financial reporting or the internal audit function;

•
at least annually, obtain and review a report by the auditor describing its internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor and any steps taken to deal with any such issues; and

•	where appropriate, terminate the auditor.

(b)   Confirmation of the Auditor’s Independence

At least annually, and before the auditor issues its report on Thomson Reuters’ annual consolidated financial statements, the Audit Committee will:

•
confirm that the auditor has submitted a formal written statement describing all of its relationships with Thomson Reuters that in the auditor’s professional judgment may reasonably be thought to bear on its independence;

•	discuss with the auditor any disclosed relationships or services, including any non-audit services the auditor has provided, that may affect its independence;

•
obtain written confirmation from the auditor that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants to which it belongs, that it is an independent public accountant with respect to Thomson Reuters within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission (the “SEC”), and that it complies with the UK’s Institute of Chartered Accountants of England and Wales requirements and all applicable regulations and professional requirements relating to the independence of the auditors of English companies listed on the London Stock Exchange; and

•	confirm that the auditor has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

(c)   Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve the appointment of the auditor for any non-audit services to be provided to Thomson Reuters, provided that it will not approve any services that are prohibited under applicable law. The Audit Committee has established policies and procedures, and may revise such from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit services to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

(d)   Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor as frequently as the Audit Committee determines is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, including, without limitation:

•	planning and staffing of the audit;

•	any material written communications between the auditor and senior management, such as any management letter or schedule of unadjusted differences;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	any instances of fraud or other illegal acts involving senior management or employees involved in financial reporting of Thomson Reuters;

•
whether or not the auditor has received the full co-operation of senior management and other employees of Thomson Reuters and whether the auditor has encountered any audit problems or difficulties in the course of its audit work, including any restrictions on the scope of the auditor’s work or access to required information and any significant disagreements with management (along with management’s response);

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and

•	the items required to be communicated to the Audit Committee under the Canadian authoritative guidance or under Canadian generally accepted auditing standards (“GAAS”).

(e)   Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit of financial statements prepared under Canadian generally accepted accounting principles (“GAAP”) or IFRS, as applicable.  The Audit Committee will review a summary of the auditor’s audit plan for each audit.

(f)   Review of Audit Fees

The Audit Committee will determine the auditor’s fee and other terms of the auditor’s engagement. In determining the auditor’s fee, the Audit Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal control over financial reporting of Thomson Reuters, the size, complexity and financial condition of Thomson Reuters and the extent of internal audit and other support to be provided to the auditor by Thomson Reuters.

(g)   Review of Financial Statements

The Audit Committee will review and discuss the following with senior management and the auditor, before recommending them for approval by the Thomson Reuters Board:

•
the annual and interim consolidated financial statements of Thomson Reuters Corporation that serve as Thomson Reuters’ primary financial statements and the related management’s discussion and analysis;

•	the annual and interim consolidated financial statements of Thomson Reuters PLC that are prepared by Thomson Reuters to comply with UK regulatory and filing requirements;

•
any reconciliation of the consolidated financial statements of Thomson Reuters Corporation from (i) Canadian GAAP to U.S. GAAP (so long as this is required under applicable law) and (ii) from Canadian GAAP to international financial reporting standards (“IFRS”);

•	all critical accounting policies and practices used or to be used by Thomson Reuters; and

•
all alternative treatments of financial information within Canadian GAAP, U.S. GAAP or IFRS, as the case may be, that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor.

The Audit Committee will also engage the auditor to review the consolidated interim financial statements of Thomson Reuters Corporation and any reconciliation of such financial statements prior to the Audit Committee’s review of such financial statements or reconciliation.

(h)   Review of Other Financial Information

The Audit Committee will:

•
review annual and interim earnings press releases prior to their public release, as well as any financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the type and presentation of information to be included in such press releases and guidance (including the use of “pro forma” or “adjusted” non-GAAP financial measures);

•
periodically assess the adequacy of procedures that are in place for management’s review of all other financial information extracted or derived from the Thomson Reuters’ financial statements that were previously reviewed by the Audit Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities;

•
review major issues regarding accounting principles and financial statement presentations, including any significant changes in Thomson Reuters’ selection or application of accounting principles, and major issues as to the adequacy of Thomson Reuters’ internal control over financial reporting and any special audit steps adopted in light of any material control deficiencies;

•
review analyses prepared by management and/or the auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of Thomson Reuters’ financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

•	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Thomson Reuters’ financial statements.

(i)   Review of the Internal Audit Function

The Audit Committee will review the mandate, budget, planned activities, staffing and organizational structure of Thomson Reuters’ internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Audit Committee will discuss this mandate with the auditor.

The Audit Committee will review the appointment and replacement of the officer in charge of internal audit and will review the significant reports to management prepared by the internal auditing department and management’s responses. The Audit Committee will also annually review the effectiveness of the internal audit function and will report its findings to the Thomson Reuters Board.

The Audit Committee has the authority to communicate directly with the officer in charge of internal audit and will meet privately with the officer in charge of internal audit as frequently as the Audit Committee determines is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any areas of concern to the Audit Committee or the officer in charge of internal audit.

(j)   Relations with Senior Management

The Audit Committee members will meet privately with senior management as frequently as the Audit Committee determines is appropriate to fulfil its responsibilities, which will not be less frequently than annually, to discuss any areas of concern to the Audit Committee or senior management.

(k)   Oversight of Internal Controls and Disclosure Controls

The Audit Committee will review with senior management the adequacy and effectiveness of internal control over financial reporting (within the meaning of applicable law) that is maintained by Thomson Reuters to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Audit Committee will review any special audit steps adopted in light of material weaknesses or significant deficiencies (in each case within the meaning of applicable law).

The Audit Committee will review with senior management the disclosure controls and procedures (within the meaning of applicable law) that are maintained by Thomson Reuters to confirm that material information about Thomson Reuters that is required to be disclosed under applicable law or stock exchange rules and requirements is disclosed within the required time periods.

The Audit Committee will also review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any material weaknesses or significant deficiencies in the design or operation of Thomson Reuters’ internal control over financial reporting and any fraud, whether or not material, involving management or other employees who have a significant role in Thomson Reuters’ internal control over financial reporting.

(l)   Legal and Regulatory Compliance

The Audit Committee will review with Thomson Reuters’ legal counsel:

•	any material legal or regulatory matters; and

•	any material inquiries received from regulators and governmental agencies.

(m)   Risk Assessment and Risk Management

The Audit Committee will review periodically with senior management Thomson Reuters’ controls and policies with respect to risk assessment and risk management, including the steps and process taken to monitor and control risks.

(n)   Taxation Matters

The Audit Committee will periodically review with senior management the status of significant taxation matters of Thomson Reuters.

(o)   Hiring Employees of the Auditor

The Audit Committee will maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

4.	COMPLAINTS PROCEDURE

The Audit Committee will maintain procedures for the receipt, retention and treatment of complaints received by Thomson Reuters regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures for the confidential, anonymous submission of concerns by employees of Thomson Reuters regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures.

5.	REPORTING

The Audit Committee will:

•	regularly report to the Thomson Reuters Board on all significant matters it has addressed and with respect to such other matters as are within its responsibilities; and

•
oversee the preparation of and review any disclosure with respect to its activities in discharging the responsibilities set out in this Charter included in materials sent to shareholders of Thomson Reuters.

6.	REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Corporate Governance Committee together with any proposed amendments. The Corporate Governance Committee will review this Charter and submit it to the Thomson Reuters Board for approval with such further amendments as it deems necessary and appropriate.

7.	ASSESSMENT

At least annually, the Thomson Reuters Board, acting through the Corporate Governance Committee, will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the Corporate Governance Guidelines adopted by the Thomson Reuters Board.

8.	MEETINGS

Quorum for meetings of the Audit Committee will be a majority of its members. A meeting of the Audit Committee may be called by the Chair or any other member of the Audit Committee, the Chairman, a Deputy Chairman, the Chief Executive Officer, the auditor, the officer in charge of the internal audit or the Secretary to the Audit Committee.  The Secretary to the Thomson Reuters Board will act as Secretary to the Audit Committee unless the Chair of the Audit Committee decides otherwise.

9.	CHAIR

Each year, the Thomson Reuters Board on the recommendation of the Corporate Governance Committee will appoint one member to be Chair of the Audit Committee. If, in any year, the Thomson Reuters Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

10.	REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Thomson Reuters Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Thomson Reuters Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Thomson Reuters Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

11.	ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

The Audit Committee may invite any member of management, employee, outside advisor or other person to attend any of its meetings.

In carrying out its duties, the Audit Committee may retain an outside advisor without Thomson Reuters Board approval at the expense of Thomson Reuters and has the authority to determine any the advisor’s fees and other retention terms. Thomson Reuters will also provide appropriate funding, as determined by the Audit Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

12.	DEFINITIONS

Capitalized terms used in this Charter have the meanings attributed to them below:

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Thomson Reuters’ financial statements, or experience actively supervising one or more person’s engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions.

A person shall have acquired such attributes through:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Thomson Reuters’ financial statements.